

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 1, 2008

Kenneth J. Galaznik
American Science and Engineering, Inc.
Chief Financial Officer
829 Middlesex Turnpike
Billerica, MA 01821

> **RE: American Science and Engineering, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed June 13, 2007**
> **File No. 001-06549**

Dear Mr. Galaznik:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief